UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 6)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

REVLON, INC.
(Name of the Issuer)
MACANDREWS & FORBES HOLDINGS INC.
RONALD O. PERELMAN
(Name of Person(s) Filing Statement)
Class A Common Stock, par value $0.01 per share
(Title of Classes of Securities)
761525609
(CUSIP Number of Classes of Securities)

BARRY F. SCHWARTZ
EXECUTIVE VICE CHAIRMAN AND CHIEF ADMINISTRATIVE OFFICER
MACANDREWS & FORBES HOLDINGS INC.
35 EAST 62ND STREET
NEW YORK, NEW YORK 10065
(212) 572-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Filing Persons)
COPIES TO:
ADAM O. EMMERICH, ESQ. AND TREVOR S. NORWITZ, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019
(212) 403-1000
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$288,236,279	$16,084

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 48,443,072 shares of Revlon, Inc. (“Revlon”) Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), for 48,443,072 shares of Revlon Class A Common Stock, par value $0.01 per share (“Class A Common Stock”). The amount is estimated based upon the product of (a) $5.95, which is the average of the high and the low price per share of the Class A Common Stock on August 7, 2009, as reported on the New York Stock Exchange and (b) 48,443,072, representing the number of shares outstanding as of July 31, 2009.

+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 5 for Fiscal Year 2009, issued March 11, 2009, equals $55.80 per million dollars of the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $16,084
Filing party: Revlon, Inc.
Form or registration No.: Schedule TO
Date filed: August 10, 2009

SIGNATURE
EXHIBIT INDEX

This Amendment No. 6 (“Amendment No. 6”) amends the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on behalf of MacAndrews & Forbes Holdings Inc., a Delaware Corporation (“MacAndrews & Forbes”) and Ronald O. Perelman (together with MacAndrews & Forbes, the “MacAndrews & Forbes Participants”) on August 10, 2009, as amended by Amendment No. 1 to the Schedule 13E-3 filed on August 11, 2009, Amendment No. 2 to the Schedule 13E-3 filed on August 19, 2009, Amendment No. 3 to the Schedule 13E-3 filed on August 27, 2009, Amendment No. 4 to the Schedule 13E-3 filed on September 3, 2009 and Amendment No. 5 to the Schedule 13E-3 filed on September 11, 2009 (as amended from time to time, the “Schedule 13E-3”), which relates to the offer by Revlon, Inc., a Delaware corporation (together with its subsidiaries, “Revlon” or the “Issuer”), to exchange (the “Exchange Offer”) each share of Revlon’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), for one (1) share of Revlon’s newly issued Series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”), from the holders thereof, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 10, 2009, as amended and restated on August 27, 2009 and September 3, 2009 (as amended and restated, the “Second Amended and Restated Offer to Exchange”), and in the related Letter of Transmittal (“Letter of Transmittal”).
This Amendment No. 6 is filed solely for the following purposes: to announce the extension of the Exchange Offer and to supplement the Exhibit Index with an additional exhibit.
Item 15 of the Schedule 13E-3 — Additional Information is hereby amended and supplemented by adding the following text thereto:
“Based on preliminary information from the Exchange Agent, as of 5:00 p.m., New York City time, on Thursday, September 17, 2009, a total of 8,583,248 shares of Revlon Class A Common Stock were tendered pursuant to the Exchange Offer (including shares tendered pursuant to guaranteed delivery procedures).
On September 18, 2009, Revlon issued a press release announcing that it has extended the expiration date of the Exchange Offer. The deadline for tendering shares of Revlon Class A Common Stock in exchange for shares of Revlon Series A Preferred Stock has been extended from 5:00 p.m., New York City time, on September 17, 2009 to 5:00 p.m., New York City time, on September 24, 2009, unless further extended.
Procedures for tendering shares during this extension of the Exchange Offer shall be the same as during the Exchange Offer, including the guaranteed delivery procedures.
The full text of the press release is attached as Exhibit (a)(5)(K) to this Schedule 13E-3 and is incorporated by reference to Exhibit (a)(5)(K) of the Revlon’s Schedule TO/Schedule 13E-3 filed on September 18, 2009.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MACANDREWS & FORBES HOLDINGS INC.
By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

Date: September 18, 2009

By:	/s/ Ronald O. Perelman
Name:	Ronald O. Perelman

Date: September 18, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(A) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(B)	Letter of Transmittal, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(B) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(C)	Notice of Guaranteed Delivery, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(C) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(D)	Letter to Clients, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(D) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(E) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(F)	Letter to 401(k) Plan Participants, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(F) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(G)	Amended and Restated Offer to Exchange, dated August 27, 2009 (incorporated by reference to Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 27, 2009).

(a)(1)(H)	Second Amended and Restated Offer to Exchange, dated September 3, 2009 (incorporated by reference to Exhibit (a)(1)(H) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 3, 2009).

(a)(1)(I)	Letter to Stockholders of Revlon from Alan T. Ennis, dated September 3, 2009 (incorporated by reference to Exhibit (a)(1)(I) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 3, 2009).

(a)(5)(A)	Press Release of Revlon, Inc., dated August 10, 2009 (incorporated by reference to Exhibit (a)(5)(A) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(B)	Mercier v. Perelman, et al., C.A. No. 4532-CC, Delaware Chancery Court (filed April 24, 2009) (incorporated by reference to Exhibit (a)(5)(B) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(C)	Jurkowitz v. Perelman, et al., C.A. No. 4557-CC, Delaware Chancery Court (filed May 1, 2009) (incorporated by reference to Exhibit (a)(5)(C) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(D)	Lefkowitz v. Revlon, et al., C.A. No. 4563-CC, Delaware Chancery Court (filed May 5, 2009) (incorporated by reference to Exhibit (a)(5)(D) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(E)	Heiser v. Revlon, et al., C.A. No. 4578-CC, Delaware Chancery Court (filed May 12, 2009) (incorporated by reference to Exhibit (a)(5)(E) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(F)	Sullivan v. Perelman, et al., No. 650257/2009, Supreme Court of the State of New York (filed May 4, 2009) (incorporated by reference to Exhibit (a)(5)(F) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

Exhibit No.	Description
(a)(5)(G)	Revlon News Memorandum, dated August 10, 2009 (incorporated by reference to Exhibit (a)(5)(G) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(H)	Q&A for Employees, dated August 10, 2009 (incorporated by reference to Exhibit (a)(5)(H) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 11, 2009).

(a)(5)(I)	Summary of Key Terms for Use by Investment Professionals (incorporated by reference to Exhibit (a)(5)(I) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 19, 2009).

(a)(5)(J)	Press Release of Revlon, Inc., dated September 11, 2009 (incorporated by reference to Exhibit (a)(5)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 11, 2009).

(a)(5)(K)	Press Release of Revlon, Inc., dated September 18, 2009 (incorporated by reference to Exhibit (a)(5)(K) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 18, 2009).

(b)	Not applicable.

(c)(1)	Draft Presentation of Barclays Capital Inc., dated May 18, 2009 (incorporated by reference to Exhibit (c)(1) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(c)(2)	Presentation of Gleacher Partners, LLC, dated July 2009 (incorporated by reference to Exhibit (c)(2) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(d)(1)	Form of Certificate of Designation of Series A Preferred Stock of Revlon, Inc. (incorporated by reference to Annex A to Exhibit (a)(1)(H) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 3, 2009).

(d)(2)	Contribution and Stockholder Agreement, dated August 9, 2009, by and between Revlon, Inc. and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex B to Exhibit (a)(1)(H) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 3, 2009).

(d)(3)	Amendment No. 2 to the Senior Subordinated Term Loan, dated August 9, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc., as amended by Amendment No. 3 to the Senior Subordinated Term Loan, dated August 27, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex C-1 and Annex C-2 to Exhibit (a)(1)(H) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 3, 2009).

(d)(4)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc. (incorporated by reference to Exhibit (d)(4) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(d)(5)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc. (incorporated by reference to Exhibit (d)(5) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex E to Exhibit (a)(1)(H) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 3, 2009).

(g)	Not applicable.

(h)	Not applicable.